2015

2nd quarter

Financial statements
and review



2015 SECOND QUARTER RESULTS

Statoil delivered Adjusted earnings of NOK 22.4 billion and adjusted earnings after tax of NOK 7.2 billion in the second quarter. Statoil reported Net income in accordance with IFRS of NOK 10.1 billion, including gains from divestments.

"In the second quarter, Statoil delivered encouraging operational performance with good production growth and high regularity, whilst continuing to reduce cost. Our financial results were characterised by gains from divestments and lower prices. Also in the second quarter, we report a close to neutral free cash flow after dividend and proceeds", says president and CEO of Statoil ASA, Eldar Sætre.

Adjusted earnings were NOK 22.4 billion in the second quarter compared to NOK 32.3 billion in the same period in 2014. The reduction was primarily a consequence of lower oil prices in the second quarter of 2015 compared to the same period last year. Realised average liquids prices in the quarter were down 28% measured in NOK compared to the second quarter last year. Adjusted earnings after tax were NOK 7.2 billion, compared to NOK 9.9 billion in the same period last year.

Statoil's net income according to IFRS for the second quarter was NOK 10.1 billion, compared to NOK 12.0 billion in the same period in 2014. The gain from the divestment of the Shah Deniz project and the South Caucasus Pipeline was NOK 12.3 billion, impacting the IFRS results. Earnings per share were NOK 3.15, down from NOK 3.75 in the same period last year.

"We continue to progress our effort to improve operational and capital efficiency, and reduce cost. Reduced underlying operational expenses both on the Norwegian Continental shelf (NCS) and in our international operations, as well as reduced capital expenditures, demonstrate that our initiatives are effective. In June we announced adjustments to the company's structure and operating model to further strengthen our competitiveness," says Sætre.

Despite divestments, Statoil delivered production of 1,873 mboe per day in the second quarter, up 4% compared to the same period in 2014. The underlying production growth, after adjusting for divestments, was 7% compared to the second quarter last year. The production from the NCS grew 7% in the second quarter of 2015 compared to last year. The increase was mainly due to ramp-up of production on various fields, higher gas sales from the NCS and lower maintenance compared to the second quarter of 2014. Expected natural decline and reduced ownership shares from divestments partially offset the increase. Equity production outside of Norway was 724 mboe per day and represented almost a 4% increase, adjusted for the Shah Deniz divestment.

In the quarter, Statoil made two discoveries on the NCS. In July, Statoil announced a discovery in the Julius prospect in the King Lear area in the North Sea. Three wells are on-going, one on the United Kingdom Continental Shelf, one in the Gulf of Mexico and one in Canada. In addition, Statoil has secured access to frontier acreages offshore Nicaragua and Myanmar. The adjusted exploration expense in the quarter was NOK 4.1 billion, up from NOK 2.7 billion in the second quarter of 2014.

Cash flow from operations amounted to NOK 48.0 billion in the first half of 2015. Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter is reduced to 22.4%. Organic capital expenditure was USD 7.8 billion in the first half, and the guidance has been revised downwards to USD 17.5 billion for 2015 due to effects of the on-going efficiency program and the USD/NOK exchange rate.

With effect from first quarter of 2016, Statoil will change to USD as presentation currency. The change reflects the company's underlying exposure to the USD as well as better alignment of its reporting to peers. As a consequence of the change in presentation currency, Statoil will also declare its quarterly dividend in USD. The change will be implemented from the second quarter of 2015 and Statoil is announcing the second quarter dividend in both USD and NOK, based on the exchange rate on 27 July 2015. The change in dividends policy implies that dividend will be announced in USD going forward.

The board of directors has decided to pay dividend of USD 0.2201 per ordinary share equivalent to NOK 1.80 for the second quarter and the Statoil share will trade ex-dividend on Oslo Børs 13 November 2015.

The serious incident frequency (SIF) for the 12 months period ending 30 June 2015 was 0.6, compared to 0.7 the same period last year.

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2		First half 2015	2014	Change
31.5	(25.6)	32.0	(1%)	IFRS Net operating income (NOK billion)	**5.9**	83.4	(93%)
22.4	22.9	32.3	(31%)	Adjusted earnings (NOK billion) [5]	**45.2**	78.3	(42%)
10.1	(35.4)	12.0	(16%)	IFRS Net income (NOK billion)	**(25.4)**	35.7	>(100%)
7.2	7.0	9.9	(27%)	Adjusted earnings after tax (NOK billion) [5]	**14.2**	25.7	(45%)
1,873	2,056	1,799	4%	Total equity liquids and gas production (mboe per day) [4]	**1,964**	1,888	4%
426.7	364.5	596.7	(28%)	Group average liquids price (NOK/bbl) [1]	**394.9**	600.0	(34%)

Key events since first quarter 2015:

- The construction of the Johan Sverdrup began and so far contracts worth more than NOK 40 billion have been awarded
- Statoil made two discoveries on the NCS in the quarter. In July, Statoil announced a discovery in the Julius prospect in the King Lear area in the North Sea. In addition, Statoil announced an oil discovery in the Yeti prospect in the Gulf of Mexico and gained access to acreage offshore Nicaragua and Myanmar
- Statoil announced changes in corporate structure and top management team. Torgrim Reitan has been appointed EVP for Development & Production USA (DPUSA) and Hans Jakob Hegge has been appointed new EVP and CFO. Irene Rummelhoff has been appointed EVP for New Energy Solutions (NES) and Jens Økland has been appointed new EVP for Marketing, Midstream & Processing (MMP)
- In June, Øystein Løseth was elected as the new chairman and Roy Franklin was elected as a new member and deputy chair of Statoil's board of directors

SECOND QUARTER 2015 GROUP REVIEW

The second quarter results continued to be influenced by lower prices and foreign exchange rate developments. In the second quarter there was high operational quality and the cost improvement program is on track. The lower liquids and gas prices were partially offset by strong refining margins and increased production. Net operating income was impacted by gains from divestments and net impairment charges.

Total equity liquids and gas production [4] was 1,873 mboe per day, up 4% from 1,799 mboe per day in the second quarter of 2014. The increase was mainly due to start-up and ramp-up of production on various fields, higher gas sales from the NCS and lower maintenance compared to the second quarter of 2014. Expected natural decline and reduced ownership shares as a result of divestments, partially offset the increase.

Total entitlement liquids and gas production [3] was 1,709 mboe per day, up 8% from 1,588 mboe per day in the second quarter of 2014, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect) mainly as a result of the decline in oil prices.

Net operating income (IFRS) was NOK 31.5 billion in the second quarter, compared to NOK 32.0 billion in the second quarter of 2014, impacted by gains from sale of assets of NOK 13.8 billion mainly related to the divestment of the Shah Deniz project and net impairments charges of NOK 3.1 billion. In the second quarter of 2014, net operating income was positively impacted by gains from sale of assets of NOK 3.7 billion and negatively impacted by impairment charges of NOK 4.3 billion.

Adjusted earnings [5] were NOK 22.4 billion in the second quarter, down 31% compared to the second quarter of 2014 mainly as a result of the significant drop in liquids prices and increased depreciation and exploration costs. Stronger refining margins and better trading results partially offset the decrease.

Adjusted operating and administrative expenses were NOK 20.8 billion in the second quarter of 2015, at the same level as in the second quarter of 2014. The positive development in underlying expenses as a result of the on-going cost initiatives was offset by the USD/NOK exchange rate development.

The 19% increase in adjusted depreciation compared to the second quarter of 2014 was mainly due the USD/NOK exchange rate development and the start-up and ramp-up of several fields. In addition, previously recorded negative revisions of proved reserves for certain assets led to increased depreciation costs compared to the second quarter of 2014.

Adjusted exploration expenses increased by NOK 1.4 billion to NOK 4.1 billion in the second quarter of 2015, mainly due to higher drilling costs because of the USD/NOK exchange rate development and a higher average equity share in wells drilled. A lower portion of current exploration expenditures being capitalised, added to the increase.

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Adjusted earnings (in NOK billion)	2015	First half 2014	Change
125.1	121.5	142.3	(12%)	Adjusted total revenues and other income	**246.6**	311.9	(21%)
(57.5)	(51.2)	(69.6)	(17%)	Adjusted purchases [6]	**(108.7)**	(152.9)	(29%)
(20.8)	(23.2)	(20.6)	1%	Adjusted operating and administrative expenses	**(44.0)**	(41.4)	6%
(20.4)	(21.5)	(17.1)	19%	Adjusted depreciation	**(41.9)**	(33.3)	26%
(4.1)	(2.7)	(2.7)	51%	Adjusted exploration expenses	**(6.8)**	(6.0)	13%
22.4	22.9	32.3	(31%)	Adjusted earnings [5]	**45.2**	78.3	(42%)
7.2	7.0	9.9	(27%)	Adjusted earnings after tax [5]	**14.2**	25.7	(45%)

Adjusted earnings after tax were NOK 7.2 billion in the second quarter of 2015, which reflects an effective tax rate on adjusted earnings of 67.8%, compared to 69.3% in the second quarter of 2014. The tax rate decreased mainly due to low tax rates on adjusted earnings from the Development and Production Norway segment in the second quarter of 2015 because of a higher effect from deduction of uplift. Also, low tax rates on adjusted earnings from the Marketing, Processing & Renewable Energy segment mainly caused by relatively higher adjusted earnings from tax regimes with lower than average tax rates, added to the decrease.

Cash flows provided by operating activities were NOK 18.9 billion in the second quarter of 2015 compared to NOK 18.1 billion in the second quarter of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 42.0 billion in the second quarter of 2015 compared to NOK 50.5 billion in the second quarter of 2014. The decrease of NOK 8.5 billion was mainly due to falling liquid prices.

Cash flows used in investing activities were NOK 16.7 billion in the second quarter of 2015 compared to NOK 50.5 billion in the second quarter of 2014. The decrease of NOK 33.8 billion was mainly due to lower investments in deposits with more than three months to maturity of NOK 19.6 billion and increased proceeds from sale of assets of NOK 14.0 billion.

Cash flows used in financing activities were NOK 17.1 billion in the second quarter of 2015 compared to NOK 24.1 billion in the second quarter of 2014, a decrease of NOK 7.0 billion, mainly due to payment of annual dividend in 2014 compared to quarterly dividend in 2015, offset by repayment of collateral liabilities.

Free cash flow [10] in the second quarter of 2015 was negative NOK 1.2 billion compared to negative NOK 31.4 billion in the second quarter of 2014. The change was mainly due to good financial performance in the current macro environment, lower taxes paid, higher proceeds from sale of assets and businesses, and lower dividend.

First half 2015

Net operating income (IFRS) was NOK 5.9 billion compared to NOK 83.4 billion in the first half of 2014. Net operating income in the first half of 2015, was negatively impacted by net impairment losses of NOK 49.1 billion and lower fair values of derivatives of NOK 3.0 billion. Gain from sale of assets of NOK 14.3 billion mainly related to the divestment of the Shah Deniz project impacted net operating income positively. In the first half of 2014, net operating income was positively impacted by gains from sale of assets of NOK 5.5 billion and an award payment related to a commercial dispute of NOK 2.8 billion. Net impairment losses of NOK 4.5 billion impacted net operating income negatively.

Adjusted earnings [5] were NOK 45.2 billion in the first half of 2015, down by 42% from NOK 78.3 billion in the first half of 2014. The decrease was mainly due to the lower prices measured in NOK and the increase in depreciation costs. Higher volumes of both liquids and gas sold and improved refinery margins, partially offset the decrease. Adjusted operating and administrative expenses was up 6% mainly as a result of the USD/NOK exchange rate development. A positive development in underlying expenses as a result of the on-going cost initiatives partly offset the increase. Adjusted depreciation increased by 26% in the first half of 2015 mainly due to the USD/NOK exchange rate development and the start-up and ramp-up of production of several fields. In addition, negative revisions of proved reserves for certain assets led to increased depreciation costs compared to the first half of 2014. Adjusted exploration expenses amounted to NOK 6.8 billion in the first half of 2015, up NOK 0.8 billion compared to the first half of 2014 mainly due to the USD/NOK exchange rate development, increased drilling costs due to higher well equity share and a lower capitalisation rate. Reduced exploration expenditures capitalised in previous periods being expensed in the first half of 2015 partially offset the increase. Adjusted earnings after tax were NOK 14.2 billion in the first half of 2015 compared to NOK 25.7 billion in the first half of 2014. The effective tax rate on adjusted earnings in the first half of 2015 was 68.6%, compared to an effective tax rate of 67.1% in the first half of 2014.

Cash flows provided by operating activities were NOK 48.0 billion in the first half of 2015 compared to NOK 73.1 billion in the first half of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 87.9 billion in the first half of 2015 compared to NOK 118.0 billion in the first half of 2014. The decrease of NOK 30.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 81.4 billion in the first half of 2015 compared to NOK 58.3 billion in the first half of 2014. The increase of NOK 23.1 billion was mainly due to increased investments in deposits with more than three months maturity of NOK 36.2 billion, partly offset by increased proceeds from sale of assets of NOK 15.0 billion.

Cash flows provided by financing activities were NOK 3.3 billion the first half of 2015 compared to negative NOK 22.9 billion in the first half of 2014, an increase of NOK 26.2 billion mainly due to issuance of new debt of NOK 32.1 billion in the first quarter of 2015.

Free cash flow [10] in the first half of 2015 was negative NOK 0.9 billion compared to negative NOK 7.7 billion in the first half of 2014. The change was mainly due to good financial performance in the current macro environment, lower taxes paid, higher proceeds from sale of assets and businesses, and lower dividend.

OUTLOOK

- **Organic capital expenditures** for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 17.5 billion
- Statoil intends to continue to mature the large portfolio of exploration assets and estimates a total **exploration activity** level at around USD 3.2 billion for 2015, excluding signature bonuses
- Statoil expects to deliver **efficiency improvements** with pre-tax cash flow effects of around USD 1.7 billion from 2016
- Statoil's ambition is to maintain **RoACE** (Return on Average Capital Employed) at the 2013 level adjusted for price and foreign exchange level, and to keep our **unit of production cost** in the top quartile of our peer group
- For the period 2014 – 2016, **organic production growth** [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments
- The **equity production development** for 2015 is estimated to be around 2% CAGR from a 2014 level rebased for divestments [7]
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 45 mboe per day in the third quarter of 2015, of which the majority is liquids. In total, the maintenance is estimated to reduce equity production by around 45 mboe per day for the full fiscal year 2015, of which the majority is liquids
- **Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties** are estimated to be around 170 mboe per day in 2015 based on an oil price of USD 60 per barrel and 200 mboe per day based on an oil price of USD 100 per barrel [4]
- **Deferral of gas production** to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance
- With effect from first quarter of 2016, Statoil will change to **USD as presentation currency**. As a consequence, Statoil will also declare its **quarterly dividend in USD**. The change will be implemented from the second quarter of 2015

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section *Forward-Looking Statements.*

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2015 review

Average daily production of liquids and gas increased by 7% to 1,148 mboe per day in the second quarter of 2015 compared to the second quarter of 2014. The increase was mainly due to ramp-up of new fields and increased production from several fields. Expected natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was NOK 13.3 billion compared to NOK 23.6 billion in the second quarter of 2014. Impairment of assets of NOK 2.8 billion negatively impacted net operating income.

Adjusted earnings were NOK 17.9 billion, down 26% compared to the second quarter of 2014. The decrease was mainly due to drop in liquids prices, partially offset by a positive USD/NOK exchange rate development and increased production.

Adjusted depreciation increased mainly due to new fields coming on stream and effect of lower proved reserves for certain assets. Adjusted operating and administrative expenses decreased mainly due to cost improvements and reduced turnaround activity levels, partially offset by Valemon coming on stream. The increase in adjusted exploration expenses was mainly due to higher drilling activity as a result of higher well equity share.

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Adjusted earnings (in NOK billion)	2015	First half 2014	Change
35.7	38.3	40.3	(11%)	Adjusted total revenues and other income	**74.0**	91.2	(19%)
(6.1)	(7.0)	(6.9)	(11%)	Adjusted operating and administrative expenses	**(13.1)**	(13.6)	(3%)
(10.6)	(11.1)	(8.7)	22%	Adjusted depreciation	**(21.7)**	(16.9)	28%
(1.1)	(1.2)	(0.7)	68%	Adjusted exploration expenses	**(2.3)**	(2.5)	(6%)
17.9	19.0	24.1	(26%)	Adjusted earnings [5]	**36.8**	58.2	(37%)

First half 2015

Net operating income for DPN was NOK 29.2 billion in the first half of 2015 compared to NOK 57.6 billion in the first half of 2014, negatively impacted by impairment of assets of NOK 3.9 billion and lower fair value of derivatives of NOK 2.2 billion.

Adjusted earnings [5] were NOK 36.8 billion in the first half of 2015, down 37%. Adjusted total revenues and other income decreased by 19% primarily driven by drop in liquids prices. Positive USD/NOK exchange rate development and increased volumes partially offset the decrease in adjusted revenues and other income. Adjusted operating and administrative expenses decreased primarily driven by cost improvements and reduced turnaround activity level, partially offset by new fields on stream. Adjusted depreciation increased primarily driven by new fields on stream, reductions in proved reserves for some assets and increased organic investments. Adjusted exploration expenses decreased primarily driven by lower activity.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2015 review

Average equity production of liquids and gas in the second quarter of 2015 was largely flat at 724 mboe per day compared to the second quarter of 2014. Ramp-up on several fields, including CLOV (Angola) and Jack/ St. Malo (US), was offset by the divestment of Shah Deniz project, expected natural decline on various fields and higher negative impact of planned turnarounds.

Average daily entitlement production of liquids and gas increased by 9% to 561 mboe per day compared to the second quarter of 2014. The increase was due to lower negative effect of production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 122 mboe per day in the second quarter of 2015 compared to 169 mboe per day in the second quarter of 2014.

Net operating income for Development and Production International (DPI) was NOK 13.1 billion compared to NOK 5.7 billion in the second quarter of 2014. A gain of NOK 12.2 billion related to the divestment of the Shah Deniz project positively impacted net operating income. In the second quarter of 2014 net operating income was negatively impacted by net impairment losses of NOK 4.3 billion. A gain on sale of assets of NOK 3.6 billion partially offset the decrease.

Adjusted earnings were down from positive NOK 6.3 billion in the second quarter of 2014 to negative NOK 0.1 billion in the second quarter of 2015. The decrease was mainly due to lower realised oil and gas prices in addition to increased depreciation, exploration expenses, partially offset by higher entitlement production.

Adjusted depreciation increased primarily due to the USD/NOK exchange rate development in addition to higher production from start-up and ramp-up on various fields. The increase was partially offset by reduced depreciation from increased reserves compared to the second quarter of 2014, and from impairment of assets in 2014 and 2015. Adjusted operating and administrative expenses increased primarily due to the USD/NOK exchange rate development in addition to the portfolio changes and start-up of the Jack/ St. Malo and CLOV fields. Lower royalties, caused by reduced prices, and lower transportation, operation and maintenance costs partially offset the increase. Adjusted exploration expenses increased, primarily driven by higher drilling activity and lower portion of current exploration expenditures being capitalised this period, partially offset by less capitalised exploration expenditures from earlier years being expensed this quarter.

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Adjusted earnings (in NOK billion)	2015	First half 2014	Change
17.6	15.2	21.4	(18%)	Adjusted total revenues and other income	**32.8**	42.3	(22%)
(6.0)	(6.4)	(5.7)	6%	Adjusted operating and administrative expenses	**(12.5)**	(11.1)	12%
(8.8)	(9.4)	(7.4)	18%	Adjusted depreciation	**(18.2)**	(14.4)	26%
(2.9)	(1.5)	(2.0)	46%	Adjusted exploration expenses	**(4.4)**	(3.5)	27%
(0.1)	(2.2)	6.3	>(100%)	Adjusted earnings [5]	**(2.3)**	13.2	>(100%)

First half 2015

Net operating income for DPI was negative NOK 34.5 billion in the first half of 2015 compared to positive NOK 14.0 billion in the first half of 2014. Net impairment losses of NOK 44.9 billion negatively impacted net operating income, partially offset by a gain related to sale of assets of NOK 12.2 billion. Net operating income in the first half of 2014 was positively impacted by gains related to sale of assets of NOK 5.3 billion. The positive impact was partially offset by impairment of assets of NOK 4.7 billion.

Adjusted earnings [5] were negative NOK 2.3 billion in the first half of 2015, down from positive NOK 13.2 billion in the first half of 2014. Adjusted total revenues and other income decreased by 22%, primarily driven by lower realised oil and gas prices. Higher entitlement production partially offset the decrease. Adjusted operating and administrative expenses increased by 12%, primarily driven by the USD/NOK exchange rate development, in addition to portfolio changes. Production ramp-up in onshore North America and the start-up of the offshore fields CLOV and Jack/St. Malo added to the increase. Lower royalties, caused by lower prices, and lower transportation costs partially offset the increase. Adjusted depreciation increased by 26%, primarily driven by the USD/NOK development, in addition to higher production from start-up and ramp-up on various fields. The increase was partially offset by reduced depreciation from increased reserves and from impairment of assets in 2014 and 2015. Adjusted exploration expenses increased by 27%, primarily driven by increased drilling expenses. Higher capitalised exploration and less earlier years capitalised cost being expensed partially offset the increase.

MARKETING, PROCESSING AND RENEWABLE ENERGY

Second quarter 2015 review

Natural gas sales volumes amounted to 11.3 billion standard cubic meters (bcm) in the second quarter of 2015, down 2% compared to the second quarter of 2014. The decrease was mainly due to lower Statoil entitlement production related to the divestment of the Shah Deniz project, partially offset by higher third party volumes sold. Of the total gas sales in the second quarter of 2015, entitlement gas was 9.6 bcm compared to 9.9 bcm in the second quarter of 2014.

Average invoiced European natural gas sales price increased by 1%. Lower European gas prices and weakened LNG market were offset by the USD/NOK exchange rate development. **Average invoiced North American piped gas sales price** decreased by 32%. The prices have continued to be weak in the US during the quarter.

Net operating income for Marketing, Processing and Renewable Energy (MPR) was NOK 5.1 billion compared to NOK 2.6 billion in the second quarter of 2014.

Adjusted earnings were NOK 5.3 billion, compared to NOK 2.4 billion in the second quarter of 2014. The increase was mainly due to significantly higher refinery margins due to an oversupplied crude market with low spot prices combined with strong gasoline markets. In addition, trading results were solid and the USD/NOK foreign exchange rate development added positively to the increase. As a result of the on-going cost initiatives, the underlying development in Adjusted operating and administrative expenses were positive but was more than offset by the negative USD/NOK foreign exchange rate development.

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Adjusted earnings (in NOK billion)	2015	First half 2014	Change
122.3	120.3	139.0	(12%)	Adjusted total revenues and other income	**242.7**	304.3	(20%)
(107.6)	(103.3)	(127.9)	(16%)	Adjusted purchases [6]	**(210.9)**	(278.2)	(24%)
(8.6)	(9.4)	(7.9)	9%	Adjusted operating and administrative expenses	**(18.0)**	(16.4)	10%
(0.8)	(0.7)	(0.8)	5%	Adjusted depreciation	**(1.6)**	(1.5)	5%
5.3	6.9	2.4	>100%	Adjusted earnings [5]	**12.2**	8.3	46%

First half 2015

Net operating income for MPR was NOK 11.5 billion in the first half of 2015 compared to NOK 11.6 billion in the first half of 2014, negatively impacted by change in fair value of derivatives of NOK 0.8 billion, periodisation of inventory and contract hedging effects of NOK 0.6 billion and impairment of assets of NOK 0.4 billion. A gain on operational storage of NOK 0.9 billion partially offset the decrease. Net operating income in the first half of 2014 was positively impacted by a gain due to an award payment related to a commercial dispute of NOK 2.8 billion.

Adjusted earnings [5] were NOK 12.2 billion in the first half of 2015, up 46%. The increase was mainly due to significantly higher refinery margins due to an oversupplied crude market with low spot prices. Solid trading results added to the increase. Adjusted total revenues and other income decreased by 20% primarily driven by significant decrease in US crude oil prices partially offset by the USD/NOK foreign exchange rate development. Adjusted purchases decreased by 24% due to the same factors as described above. Adjusted operating and administrative expenses increased by 10%, negatively influenced by the USD/NOK foreign exchange rate development which more than offset the effect of reductions in underlying expenses as a result of the on-going cost initiatives.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2015

CONSOLIDATED STATEMENT OF INCOME

Q2 2015	Quarters Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	First half 2014	Full year 2014
124.4	119.5	142.6	Revenues	**243.9**	312.5	606.8
0.2	0.3	0.2	Net income from equity accounted investments	**0.5**	0.3	(0.3)
13.8	0.6	3.7	Other income	**14.4**	9.1	16.1
138.5	120.4	146.5	Total revenues and other income	**258.8**	321.8	622.7
(56.7)	(51.1)	(69.4)	Purchases [net of inventory variation]	**(107.8)**	(152.9)	(301.3)
(21.2)	(22.7)	(19.3)	Operating expenses	**(43.9)**	(38.3)	(72.9)
(1.5)	(1.9)	(1.6)	Selling, general and administrative expenses	**(3.4)**	(3.4)	(7.3)
(23.9)	(56.9)	(21.5)	Depreciation, amortisation and net impairment losses	**(80.9)**	(37.5)	(101.4)
(3.7)	(13.4)	(2.7)	Exploration expenses	**(17.0)**	(6.4)	(30.3)
31.5	(25.6)	32.0	Net operating income	**5.9**	83.4	109.5
(7.3)	1.3	1.2	Net financial items	**(5.9)**	1.9	(0.0)
24.3	(24.3)	33.2	Income before tax	**(0.0)**	85.3	109.4
(14.2)	(11.2)	(21.2)	Income tax	**(25.4)**	(49.7)	(87.4)
10.1	(35.4)	12.0	Net income	**(25.4)**	35.7	22.0
10.0	(35.5)	11.9	Attr butable to equity holders of the company	**(25.5)**	35.6	21.9
0.0	0.1	0.0	Attr butable to non-controlling interests	**0.1**	0.1	0.1
3.15	(11.16)	3.75	Basic earnings per share (in NOK)	**(8.01)**	11.18	6.89
3.15	(11.16)	3.74	Diluted earnings per share (in NOK)	**(8.01)**	11.15	6.87
3,180.1	3,180.5	3,180.4	Weighted average number of ordinary shares outstanding (in millions)	**3,180.3**	3,180.6	3,180.0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2015	Quarters Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	First half 2014	Full year 2014
10.1	(35.4)	12.0	Net income	**(25.4)**	35.7	22.0
2.5	1.0	(0.1)	Actuarial gains (losses) on defined benefit pension plans	**3.5**	(0.0)	(0.0)
(0.7)	(0.2)	0.0	Income tax effect on income and expenses recognised in OCI	**(0.9)**	0.0	0.9
1.8	0.8	(0.0)	Items that will not be reclassified to the Consolidated statement of income	**2.6**	(0.0)	0.9
(8.1)	15.1	6.6	Foreign currency translation differences[1]	**7.0**	2.2	41.6
(8.1)	15.1	6.6	Items that may be subsequently reclassified to the Consolidated statement of income	**7.0**	2.2	41.6
(6.3)	15.9	6.6	Other comprehensive income	**9.6**	2.2	42.5
3.8	(19.6)	18.6	Total comprehensive income	**(15.8)**	37.9	64.5
3.8	(19.6)	18.5	Attributable to the equity holders of the company	**(15.9)**	37.8	64.4
0.0	0.1	0.0	Attributable to non-controlling interests	**0.1**	0.1	0.1

[1] *Foreign currency translation differences* adjustment of NOK 7.0 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 *Disposals*.

CONSOLIDATED BALANCE SHEET

(unaudited, in NOK billion)	At 30 June 2015	At 31 March 2015	At 31 December 2014	At 30 June 2014
ASSETS				
Property, plant and equipment	**528.8**	554.7	562.1	525.6
Intangible assets	**77.3**	76.4	85.2	86.7
Equity accounted investments	**9.4**	11.9	8.4	7.0
Deferred tax assets	**12.1**	16.5	12.9	7.4
Pension assets	**8.2**	7.4	8.0	3.6
Derivative financial instruments	**21.9**	28.8	29.9	24.0
Financial investments	**18.0**	19.1	19.6	18.0
Prepayments and financial receivables	**7.3**	7.9	5.7	5.5
Total non-current assets	**682.9**	722.6	731.7	677.8
Inventories	**26.4**	24.5	23.7	26.1
Trade and other receivables	**74.7**	78.5	83.3	72.5
Derivative financial instruments	**3.6**	6.8	5.3	5.1
Financial investments	**107.3**	98.0	59.2	44.2
Cash and cash equivalents	**55.0**	70.0	83.1	75.8
Total current assets	**267.0**	277.8	254.8	223.8
Total assets	**949.9**	1,000.4	986.4	901.6
EQUITY AND LIABILITIES				
Shareholders' equity	**353.4**	361.1	380.8	365.5
Non-controlling interests	**0.4**	0.4	0.4	0.5
Total equity	**353.8**	361.6	381.2	366.0
Finance debt	**245.1**	250.2	205.1	156.4
Deferred tax liabilities	**65.7**	66.8	71.5	73.7
Pension liabilities	**26.7**	28.2	27.9	23.0
Provisions	**113.2**	124.5	117.2	108.6
Derivative financial instruments	**8.5**	8.0	4.5	1.5
Total non-current liabilities	**459.2**	477.7	426.2	363.2
Trade and other payables	**87.4**	96.2	100.7	87.2
Current tax payable	**30.2**	44.8	39.6	47.4
Finance debt	**10.6**	18.7	26.5	28.0
Dividends payable	**5.7**	0.0	5.7	5.7
Derivative financial instruments	**3.0**	1.4	6.6	4.0
Total current liabilities	**136.9**	161.1	179.0	172.3
Total liabilities	**596.2**	638.8	605.2	535.5
Total equity and liabilities	**949.9**	1,000.4	986.4	901.6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			35.6		35.6	0.1	35.7
Other comprehensive income			(0.0)	2.2	2.2		2.2
Dividends			(28.0)		(28.0)		(28.0)
Other equity transactions		(0.1)	0.3		0.3	(0.1)	0.2
At 30 June 2014	8.0	40.2	292.5	24.9	365.5	0.5	366.0
At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2
Net income for the period			(25.5)		(25.5)	0.1	(25.4)
Other comprehensive income[1]			2.6	7.0	9.6		9.6
Dividends			(11.4)		(11.4)		(11.4)
Other equity transactions		(0.1)	0.0		(0.1)	(0.1)	(0.2)
At 30 June 2015	**8.0**	**40.1**	**234.0**	**71.3**	**353.4**	**0.4**	**353.8**

[1] Currency translation adjustments amount of NOK 7.0 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 *Disposals*.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2015	Quarters Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	First half 2014	Full year 2014
24.3	(24.3)	33.2	Income before tax	**(0.0)**	85.3	109.4
23.9	56.9	21.5	Depreciation, amortisation and net impairment losses	**80.9**	37.5	101.4
(0.4)	11.0	0.5	Exploration expenditures written off	**10.6**	1.4	13.7
(4.5)	(0.3)	0.1	(Gains) losses on foreign currency transactions and balances	**(4.8)**	0.7	(3.1)
(13.8)	(0.5)	(3.8)	(Gains) losses on sales of assets and businesses	**(14.3)**	(5.6)	(12.4)
0.9	4.6	0.5	(Increase) decrease in other items related to operating activities	**5.5**	1.7	3.9
12.1	(2.0)	(1.1)	(Increase) decrease in net derivative financial instruments	**10.1**	(2.4)	(2.8)
0.7	0.9	0.7	Interest received	**1.5**	1.2	2.1
(1.0)	(0.6)	(1.0)	Interest paid	**(1.7)**	(1.8)	(3.4)
42.0	45.8	50.5	Cash flows provided by operating activities before taxes paid and working capital items	**87.9**	118.0	208.8
(24.3)	(12.9)	(32.2)	Taxes paid	**(37.2)**	(50.0)	(96.6)
1.2	(3.8)	(0.2)	(Increase) decrease in working capital	**(2.7)**	5.2	14.2
18.9	29.1	18.1	Cash flows provided by operating activities	**48.0**	73.1	126.5
(33.8)	(30.7)	(33.4)	Capital expenditures and investments	**(64.6)**	(62.7)	(122.6)
(3.5)	(37.7)	(23.1)	(Increase) decrease in financial investments	**(41.2)**	(5.0)	(12.7)
0.8	0.0	0.2	(Increase) decrease in other non-current items	**0.8**	0.7	0.8
19.8	3.7	5.8	Proceeds from sale of assets and businesses	**23.6**	8.6	22.6
(16.7)	(64.7)	(50.5)	Cash flows used in investing activities	**(81.4)**	(58.3)	(112.0)
0.0	32.1	0.0	New finance debt	**32.2**	0.0	20.6
(0.1)	(11.1)	(3.1)	Repayment of finance debt	**(11.3)**	(3.1)	(9.7)
(5.7)	(5.7)	(22.3)	Dividend paid	**(11.4)**	(22.3)	(33.7)
(11.3)	5.2	1.2	Net current finance debt and other	**(6.1)**	2.4	(0.3)
(17.1)	20.4	(24.1)	Cash flows provided by (used in) financing activities	**3.3**	(22.9)	(23.1)
(14.9)	(15.1)	(56.5)	Net increase (decrease) in cash and cash equivalents	**(30.1)**	(8.1)	(8.6)
(0.2)	2.7	0.6	Effect of exchange rate changes on cash and cash equivalents	**2.6**	(1.4)	5.7
70.0	82.4	131.7	Cash and cash equivalents at the beginning of the period (net of overdraft)	**82.4**	85.3	85.3
54.9	70.0	75.8	Cash and cash equivalents at the end of the period (net of overdraft)	**54.9**	75.8	82.4

At 30 June 2015 *Cash and cash equivalents* included a net bank overdraft of NOK 0.1 billion. At 30 June 2014 the net bank overdraft was rounded to zero. At 31 December 2014 *Cash and cash equivalents* included a net bank overdraft of NOK 0.7 billion.

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the second quarter of 2015 were authorised for issue by the board of directors on 27 July 2015.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2014 and applies to these condensed interim financial statements. There have been no changes to significant accounting policies in the first half of 2015 compared to the annual financial statements for 2014.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations have in the most recent years been managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

From the third quarter of 2015, Statoil's operations will be managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA (DPUSA effective from the third quarter of 2015) which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution. Also effective from the third quarter of 2015, the NES operating segment will be presented in Other.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter and first half of 2015 and 2014 is presented below. The reported measure of segment profit is *Net operating income.* Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Second quarter 2015 (in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Revenues third party and other income	0.3	14.9	121.5	1.6	-	138.2
Revenues inter-segment	33.9	16.3	0.4	0.0	(50.6)	0.0
Net income from equity accounted investments	(0.0)	0.1	0.1	0.0	-	0.2
Total revenues and other income	34.2	31.3	121.9	1.6	(50.6)	138.5
Net operating income	13.3	13.1	5.1	0.9	(0.8)	31.5
Significant non-cash items recognised						
- Depreciation and amortisation	10.6	8.6	0.8	0.2	-	20.3
- Net impairment losses (reversals)	2.8	0.5	0.4	0.0	-	3.7
- Exploration expenditures written off (reversals)	0.1	(0.5)	0.0	0.0	-	(0.4)
Additions to PP&E, intangibles and equity accounted investments	13.6	15.4	2.0	0.2	-	31.3

Second quarter 2014 (in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Revenues third party and other income	0.7	7.1	138.4	0.2	-	146.3
Revenues inter-segment	39.3	18.2	0.5	0.0	(58.0)	0.0
Net income from equity accounted investments	0.0	0.1	0.1	(0.0)	-	0.2
Total revenues and other income	40.0	25.3	138.9	0.1	(58.0)	146.5
Net operating income	23.6	5.7	2.6	(0.5)	0.7	32.0
Significant non-cash items recognised						
- Depreciation and amortisation	8.7	7.4	0.8	0.2	-	17.1
- Net impairment losses (reversals)	(0.0)	4.3	0.0	0.0	-	4.3
- Unrealised (gain) loss on commodity derivatives	0.3	0.0	(0.5)	0.0	-	(0.2)
- Exploration expenditures written off	0.0	0.5	0.0	0.0	-	0.5
Additions to PP&E, intangibles and equity accounted investments	15.2	16.8	1.9	0.3	-	34.3

First half 2015 (in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Revenues third party and other income	(1.8)	17.3	240.6	2.3	-	258.3
Revenues inter-segment	73.1	29.1	0.8	0.0	(103.1)	0.0
Net income from equity accounted investments	0.0	0.2	0.3	(0.0)	-	0.5
Total revenues and other income	71.3	46.6	241.7	2.3	(103.1)	258.8
Net operating income	29.2	(34.5)	11.5	0.5	(0.7)	5.9
Significant non-cash items recognised						
- Depreciation and amortisation	21.6	18.0	1.6	0.5	-	41.8
- Net impairment losses (reversals)	3.9	34.8	0.4	0.0	-	39.1
- Unrealised (gain) loss on earn-out agreements	3.0	0.0	0.0	0.0	-	3.0
- Exploration expenditures written off	0.4	10.3	0.0	0.0	-	10.6
Equity accounted investments	0.0	4.9	4.3	0.1	-	9.4
Non-current segment assets	257.1	302.5	42.4	4.1	-	606.1
Non-current assets, not allocated to segments						67.5
Total non-current assets						682.9
Additions to PP&E, intangibles and equity accounted investments	26.3	32.7	3.7	0.3	-	63.0

First half 2014 (in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Revenues third party and other income	1.3	13.4	306.4	0.4	-	321.5
Revenues inter-segment	89.1	34.7	0.8	0.0	(124.6)	0.0
Net income from equity accounted investments	0.0	0.1	0.2	(0.0)	-	0.3
Total revenues and other income	90.4	48.1	307.4	0.4	(124.6)	321.8
Net operating income	57.6	14.0	11.6	(1.5)	1.8	83.4
Significant non-cash items recognised						
- Depreciation and amortisation	16.9	14.4	1.5	0.5	-	33.3
- Net impairment losses (reversals)	0.0	4.3	(0.2)	0.0	-	4.1
- Unrealised (gain) loss on commodity derivatives	0.7	0.0	(0.6)	0.0	-	0.1
- Exploration expenditures written off	0.4	0.9	0.0	0.0	-	1.4
Equity accounted investments	0.2	4.5	2.1	0.1	-	7.0
Non-current segment assets	265.5	299.0	43.1	4.7	-	612.3
Non-current assets, not allocated to segments						58.6
Total non-current assets						677.8
Additions to PP&E, intangibles and equity accounted investments	30.1	30.7	3.1	0.5	-	64.4

The segment data for DPI, MPR and Other has been influenced by divestments discussed in note 3 *Disposals*.

In the second quarter of 2015 Statoil recognised net impairment losses of NOK 3.1 billion, mainly related to impairment losses recognised in DPN and DPI. In DPN an impairment loss of NOK 2.8 billion was recognised on an offshore asset, triggered by changes in cost and price assumptions. Impairment losses of NOK 3.1 billion were recognised in the DPI segment, of which the most significant item relates to an asset in the Gulf of Mexico triggered by project delays. In addition, DPI recognised a reversal of impairment of NOK 3.2 billion for an unconventional onshore asset in North America as a result of improved operational performance. See also note 6 *Property, plant and equipment and intangible assets*.

In the first quarter of 2015 Statoil recognised net impairment losses of NOK 46.1 billion, of which NOK 1.1 billion was recognised in the DPN segment and NOK 45.0 billion in the DPI segment. Of the impairment losses in the DPI segment, NOK 30.4 billion, including goodwill of NOK 4.2 billion, related to unconventional onshore assets in North America. Of the remaining NOK 14.6 billion, relating to conventional upstream assets, NOK 11.2 billion related to assets in the Gulf of Mexico.

Revenues by geographic areas
When attributing Revenues third party and other income to the country of the legal entity executing the sale for the first half of 2015, Norway constitutes 75% and the US constitutes 12%.

Non-current assets by country

(in NOK billion)	At 30 June 2015	At 31 March 2015	At 31 December 2014	At 30 June 2014
Norway	**285.3**	292.8	289.6	289.3
US	**155.9**	157.7	182.9	160.8
Angola	**50.0**	53.9	51.3	48.4
Brazil	**30.0**	31.4	29.5	24.8
UK	**20.5**	18.6	19.7	17.3
Canada	**19.3**	18.5	17.6	24.2
Azerbaijan	**12.5**	27.3	23.6	17.5
Algeria	**12.3**	12.9	11.8	9.4
Other countries	**29.7**	29.8	29.5	27.7
Total non-current assets[1]	**615.5**	643.0	655.6	619.2

[1] Excluding deferred tax assets, pension assets and non-current financial assets.

3 Disposals

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline
In the second quarter of 2015 Statoil closed an agreement with Petronas, entered into in October 2014, to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline. Statoil recognised a total gain of NOK 12.3 billion. The gain was presented in the line item *Other income* in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production International (DPI) and the Marketing, Processing and Renewable Energy segments, with NOK 12.2 billion and NOK 0.1 billion, respectively. Total proceeds from the sale will be NOK 20.2 billion, of which NOK 16.1 billion was received in the second quarter.

Sale of head office building
In the second quarter of 2015 Statoil closed a sales transaction for the sale of the company's head office building in Stavanger through the sale of shares in the company Forusbeen 50 AS. At the same time, Statoil entered into a 15 year operating lease agreement for the building. A gain of NOK 1.5 billion has been recognised in the Other segment. The gain has been presented in the line item *Other income* in the Consolidated statement of income. Proceeds from the sale were NOK 2.3 billion.

Sale of interests in the Marcellus onshore play
In the first quarter of 2015 the transaction between Statoil and Southwestern Energy, reducing Statoil's average working interest in the non-operated southern Marcellus onshore play from 29% to 23%, for which the agreement had been entered into in the fourth quarter of 2014, was closed. The transaction was recognised in the DPI segment with no impact on the Consolidated statement of income. Proceeds from the sale were NOK 2.8 billion.

4 Financial items

Q2 2015	Quarters Q1 2015	Q2 2014	(in NOK billion)	2015	First half 2014	Full year 2014
0.5	0.3	0.2	Net foreign exchange gains (losses)	0.7	0.6	(2.2)
0.5	1.3	1.5	Interest income and other financial items	1.8	2.2	4.0
(6.3)	1.6	1.3	Gains (losses) derivative financial instruments	(4.7)	2.8	5.8
(2.0)	(1.8)	(1.9)	Interest and other finance expenses	(3.8)	(3.7)	(7.6)
(7.3)	1.3	1.2	Net financial items	(5.9)	1.9	(0.0)

During the first half of 2015 Statoil issued bonds with maturities from 4 to 20 years for a total amount of NOK 32.1 billion. The bonds were issued in EUR and swapped into USD. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS. The line item Gains (loss) derivative financial instruments is influenced by increased interest rates and increased bond portfolio.

5 Income tax

Q2 2015	Quarters Q1 2015	Q2 2014	(in NOK billion)	2015	First half 2014	Full year 2014
24.3	(24.3)	33.2	Income before tax	(0.0)	85.3	109.4
(14.2)	(11.2)	(21.2)	Income tax	(25.4)	(49.7)	(87.4)
58.5 %	(46.1 %)	63.9 %	Equivalent to a tax rate of	NA	58.2 %	79.9 %

The tax rate for the second quarter of 2015 was primarily influenced by relatively high income from entities with lower than average tax rate, including the tax exempted sale of interest in the Shah Deniz project as described in note 3 *Disposals*. This was partially offset by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency.

The tax rate for the first half of 2015 was primarily influenced by impairments with lower than average tax rates. This was partially offset by the tax exempted sale of interest in the Shah Deniz project and foreign exchange losses in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter and first half of 2015 was also influenced by write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income.

The tax rate for the second quarter of 2014 and first half of 2014 was primarily influenced by relatively high income from companies with lower than average tax rates, including a 2014 tax exempted sale of interest in the Shah Deniz project. The tax rate was also influenced by impairment losses with lower than average tax rate. For the first half of 2014 the tax rate was also influenced by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

6 Property, plant and equipment and intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets
Balance at 31 December 2014	562.1	85.2
Additions	48.4	7.0
Transfers	1.4	(1.4)
Disposals and reclassifications [1]	(20.2)	(2.7)
Expensed exploration expenditures and impairment losses	-	(10.6)
Depreciation, amortisation and net impairment losses	(76.7)	(4.1)
Effect of foreign currency translation adjustments	13.9	4.0
Balance at 30 June 2015	528.8	77.3

[1] Includes NOK 5.8 billion related to a change in the classification of Statoil's investment in the Sheringham Shoal Windfarm (Scira Offshore Energy Ltd) from joint operation (pro-rata line by line consolidation) to joint venture (equity method) following from changes in the joint operating agreements.

Impairments

The first half of 2015 is negatively impacted by net impairment losses of NOK 49.1 billion of which NOK 46.1 billion was recognised in first quarter of 2015 triggered by reduced price forecasts. Due to the uncertainty in the commodity markets which is assumed to impact oil and gas prices in the long term, Statoil's management decided in the first quarter of 2015 to change Statoil's long-term economic planning assumptions. In the impairment calculations, Statoil generally use observed forward oil and gas price curves for the first two to three years and the long term economic planning assumptions for the periods thereafter. The recently updated long term Brent crude price assumption is USD 80/boe (real 2015 terms) for 2018, and gradually increasing.

In the second quarter of 2015 Statoil recognised impairment losses of net NOK 3.1 billion triggered by various operational issues. See also note 2 *Segments.*

(in NOK billion)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	34.9	9.4	44.3
Goodwill	-	4.2	4.2
Acquisition costs related to oil and gas prospects	-	0.6	0.6
Total net impairment losses recognised	34.9	14.2	49.1

The impairment losses have been recognised in the Consolidated statement of income as *Depreciation, amortisation and net impairment losses* and *Exploration expenses* based on the impaired assets' nature of *Property, plant and equipment* and *Intangible assets,* respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Provisions, commitments, contingent liabilities and contingent assets

In the second quarter of 2015, a significant part of the financial exposure related to long term gas sales price reviews has been resolved with no significant impact on the condensed interim financial statements. At the end of the second quarter of 2015 the remaining exposure related to ongoing price review arbitration cases was approximately NOK 2.0 billion for gas delivered prior to quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 27 July 2015 the board of directors resolved to declare a dividend for the second quarter of 2015 of USD 0.2201 per share (NOK 1.80 per share). The shares will trade ex-dividend on 13 November 2015 on the Oslo Børs (OSE) and 12 November 2015 for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). The payment will be executed on 25 November 2015 for shareholders at OSE and 2 December 2015 for ADR holders at NYSE.

Responsibility statement

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the Statoil ASA condensed interim financial statements as of 30 June 2015.

To the best of our knowledge, we confirm that:
- the Statoil ASA condensed interim financial statements for the first half of 2015 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 27 July 2015

THE BOARD OF DIRECTORS OF STATOIL ASA

ØYSTEIN LØSETH
CHAIR

ROY FRANKLIN
DEPUTY CHAIR

BJØRN TORE GODAL

LILL-HEIDI BAKKERUD

JAKOB STAUSHOLM

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN

INGRID ELISABETH DI VALERIO

STIG LÆGREID

TORGRIM REITAN
CHIEF FINANCIAL OFFICER

ELDAR SÆTRE
PRESIDENT AND CEO

Supplementary disclosures

OPERATIONAL DATA

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Operational data	First half 2015	2014	Change
				Prices			
61.9	53.9	109.7	(44%)	Average Brent oil price (USD/bbl)	**57.8**	108.9	(47%)
56.3	50.1	101.3	(44%)	*DPN average liquids price (USD/bbl)*	**53.1**	101.1	(47%)
53.4	42.7	97.5	(45%)	*DPI average liquids price (USD/bbl)*	**48.1**	96.6	(50%)
55.0	47.0	99.7	(45%)	Group average liquids price (USD/bbl)	**50.9**	99.3	(49%)
426.7	364.5	596.7	(28%)	Group average liquids price (NOK/bbl) [1]	**394.9**	600.0	(34%)
1.47	1.74	1.44	2%	Transfer price natural gas (NOK/scm) [9]	**1.62**	1.64	(1%)
2.13	2.32	2.11	1%	Average invoiced gas prices - Europe (NOK/scm) [8]	**2.24**	2.38	(6%)
0.62	1.29	0.91	(32%)	Average invoiced gas prices - North America (NOK/scm) [8]	**0.96**	1.21	(20%)
9.6	7.1	3.9	>100%	Refining reference margin (USD/bbl) [2]	**8.4**	3.0	>100%
				Entitlement production (mboe per day)			
593	599	541	10%	*DPN entitlement liquids production*	**596**	570	5%
417	445	360	16%	*DPI entitlement liquids production*	**431**	358	20%
1,011	1,044	901	12%	Group entitlement liquids production	**1,027**	928	11%
555	698	532	4%	*DPN entitlement gas production*	**627**	588	7%
143	136	155	(7%)	*DPI entitlement gas production*	**139**	162	(14%)
699	834	687	2%	Group entitlement gas production	**766**	750	2%
1,709	1,878	1,588	8%	Total entitlement liquids and gas production [3]	**1,793**	1,679	7%
				Equity production (mboe per day)			
593	599	541	10%	*DPN equity liquids production*	**596**	570	5%
553	582	521	6%	*DPI equity liquids production*	**568**	518	10%
1,147	1,181	1,063	8%	Group equity liquids production	**1,164**	1,088	7%
555	698	532	4%	*DPN equity gas production*	**627**	588	7%
170	177	204	(16%)	*DPI equity gas production*	**174**	212	(18%)
726	875	736	(1%)	Group equity gas production	**800**	800	0%
1,873	2,056	1,799	4%	Total equity liquids and gas production [4]	**1,964**	1,888	4%
				MPR sales volumes			
210.0	202.0	189.0	11%	Crude oil sales volumes (mmbl)	**412.0**	396.0	4%
9.6	12.1	9.9	(3%)	Natural gas sales Statoil entitlement (bcm)	**21.7**	21.3	2%
1.8	3.4	1.6	9%	Natural gas sales third-party volumes (bcm)	**5.2**	4.0	29%
				Production cost per boe (last 12 months)			
54		53	3%	Production cost entitlement volumes (NOK/boe)	**54**	53	3%
49		47	5%	Production cost equity volumes (NOK/boe)	**49**	47	5%
7.6		8.7	(13%)	Production cost entitlement volumes (USD/boe)	**7.6**	8.7	(13%)
6.9		7.8	(11%)	Production cost equity volumes (USD/boe)	**6.9**	7.8	(11%)

EXCHANGE RATES

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Exchange rates	First half 2015	2014	Change
7.75	7.76	5.99	30%	USDNOK average daily exchange rate	**7.76**	6.04	28%
7.86	8.09	6.15	28%	USDNOK period-end exchange rate	**7.86**	6.15	28%
8.57	8.73	8.21	4%	EURNOK average daily exchange rate	**8.65**	8.28	5%
8.79	8.70	8.40	5%	EURNOK period-end exchange rate	**8.79**	8.40	5%

EXPLORATION EXPENSES

Q2 2015	Quarters Q1 2015	Q2 2014	Change Q2 on Q2	Adjusted exploration expenses (in NOK billion)	2015	First half 2014	Change
2.2	1.6	1.7	31%	DPN exploration expenditures (activity)	**3.8**	4.0	(6%)
3.7	3.9	3.0	25%	DPI exploration expenditures (activity)	**7.6**	5.3	44%
5.9	5.5	4.6	27%	Group exploration expenditures (activity)	**11.4**	9.3	23%
0.2	0.4	0.5	(60%)	Expensed, previously capitalised exploration expenditure	**0.6**	0.9	(34%)
(1.8)	(3.2)	(2.5)	(26%)	Capitalised share of current period's exploration activity	**(5.0)**	(4.3)	17%
(0.6)	10.6	0.1	>(100%)	Impairment (reversal of impairment)	**10.0**	0.4	>100%
3.7	13.4	2.7	36%	Exploration expenses IFRS	**17.0**	6.4	>100%
0.4	(10.6)	0.0	-	Adjustments	**(10.2)**	(0.4)	-
4.1	2.7	2.7	51%	Adjusted exploration expenses	**6.8**	6.0	13%

NET ADJUSTED FINANCIAL ITEMS 2015

Net adjusted financial items in the second quarter of 2015 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	0.5	0.5	(6.3)	(2.0)	(7.3)	1.2	(6.1)
Foreign exchange (FX) impacts (incl. derivatives)	(0.0)	(0.5)	-	-	(0.5)	-	-
Interest rate (IR) derivatives	-	-	6.3	-	6.3	-	-
Adjusted financial items excluding FX and IR derivatives	0.5	0.0	0.0	(2.0)	(1.5)	0.7	(0.7)

NET ADJUSTED FINANCIAL ITEMS 2014

Net adjusted financial items in the second quarter of 2014 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	1.3	0.0	0.0	(1.9)	(0.6)	1.1	0.5

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Second quarter					
	2015			2014		
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	**17.9**	**(12.4)**	**5.5**	24.1	(17.3)	6.8
DPI	**(0.1)**	**(1.3)**	**(1.4)**	6.3	(3.4)	2.9
MPR	**5.3**	**(1.5)**	**3.7**	2.4	(1.8)	0.7
Other	**(0.7)**	**0.1**	**(0.6)**	(0.5)	0.1	(0.5)
Group	**22.4**	**(15.2)**	**7.2**	32.3	(22.4)	9.9
Effective tax rates on adjusted earnings			**67.8%**			69.3%

| (in NOK billion) | First half | | | | | |
| | 2015 | | | 2014 | | |
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	**36.8**	**(25.7)**	**11.1**	58.2	(42.5)	15.7
DPI	**(2.3)**	**(2.1)**	**(4.4)**	13.2	(6.4)	6.9
MPR	**12.2**	**(3.6)**	**8.6**	8.3	(4.2)	4.2
Other	**(1.5)**	**0.4**	**(1.1)**	(1.5)	0.5	(1.0)
Group	**45.2**	**(31.0)**	**14.2**	78.3	(52.6)	25.7
Effective tax rates on adjusted earnings			**68.6%**			67.1%

CAPITAL SPENDING

| | Quarters | | Change | Gross investments | First half | | |
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change
13.6	12.6	15.2	(10%)	DPN	**26.3**	30.1	(13%)
15.4	17.3	16.8	(8%)	DPI	**32.7**	30.7	7%
2.0	1.6	1.9	5%	MPR	**3.7**	3.1	19%
0.2	0.1	0.3	(27%)	Other	**0.3**	0.5	(44%)
31.2	31.7	34.3	(9%)	Gross investments [1]	**63.0**	64.4	(2%)

[1] Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

| | Quarters | | HSE | | First half | |
Q2 2015	Q1 2015	Q2 2014			2015	2014
2.5	2.9	3.4	Total recordable injury frequency		**2.7**	3.1
0.3	0.5	0.6	Serious incident frequency (SIF)		**0.4**	0.6
57	57	61	Accidental oil spills		**114**	116
21	3	8	Accidental oil spills (cubic metres)		**24**	51

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2014 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
- Adjusted earnings after tax
- Return on average capital employed after tax (ROACE)
- Production cost per boe
- Net interest-bearing debt adjusted
- Net debt to capital employed ratio
- Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:
- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent considerations, carried at fair value. The accounting impacts of the aforementioned are excluded in Adjusted Earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading activities, where only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realized gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.
- **Gain or loss from sales** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Internal unrealised profit on inventories:** Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. Statoil uses production cost per barrel because it allows Statoil to evaluate the underlying development in product costs. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconciliation of overall operating expenses to production cost (in NOK billion)	For the three months ended				
	2015				2014
	30 June	31 March	31 December	30 September	30 June
Operating expenses in Statoil group	**21.2**	22.7	15.2	19.3	19.3
Deductions of costs not relevant to production cost calculation:					
Operating expenses in business areas non-upstream	**8.8**	8.9	5.7	7.5	7.1
Total operating expenses upstream	**12.4**	13.9	9.5	11.8	12.2
Operation over-/underlift [1]	**0.6**	1.1	(1.2)	0.0	0.3
Transportation pipeline/vessel upstream [2]	**1.7**	1.9	2.0	1.7	1.9
Miscellaneous items [3]	**1.4**	1.7	(0.6)	1.8	1.4
Total operating expenses upstream for cost per barrel calculation	**8.7**	9.2	9.2	8.3	8.6
Injection gas purchase	**0.1**	0.2	0.2	0.1	0.1
Total operating expenses upstream excl. Injection gas purchase	**8.5**	9.0	9.1	8.2	8.5
Entitlement production used in the cost per barrel calculation (mboe/d)	**1,709**	1,878	1,932	1,626	1,588
Equity production used in the cost per barrel calculation (mboe/d)	**1,873**	2,056	2,103	1,829	1,799

1) Exclusion of the effect from the over-/underlift position in the period. Reference is made to End note 5.
2) Transportation costs are excluded from the unit of production cost calculation.
3) Consists of royalty payments, removal/abandonment estimates and reversal of provision related to the discontinued part of the early retirement pension.

Production cost (average last 4 quarters)	Entitlement production 30 June		Equity production 30 June	
	2015	2014	2015	2014
Production cost per boe in NOK	54	53	49	47
Production cost excluding injection gas per boe in NOK	-	-	48	47
Production cost per boe in USD	7.6	8.7	6.9	7.8
Production cost excluding injection gas per boe in USD	-	-	6.8	7.7

Production cost per boe is calculated as Total operating expenses upstream for the last four quarters divided by the production volumes for the corresponding period. Production cost per BOE in USD is calculated using the average USD/NOK exchange rate for the last 4 quarters.

The development in unit production cost is impacted by the USD/NOK exchange rate development.

Production costs for Statoil's international upstream activities are mainly exposed to USD, while the production costs for Statoil's activities in Norway are exposed to NOK.

The calculated **net debt to capital employed ratio** is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the Norwegian state`s financial interest (SDFI)
- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)		At 30 June 2015	At 31 March 2015	At 31 December 2014	At 30 June 2014
Shareholders' equity		**353.4**	361.1	380.8	365.5
Non-controlling interests		**0.4**	0.4	0.4	0.5
Total equity	A	**353.8**	361.6	381.2	366.0
Current finance debt		**10.6**	18.7	26.5	28.0
Non-current finance debt		**245.1**	250.2	205.1	156.4
Gross interest-bearing debt	B	**255.6**	268.9	231.6	184.4
Cash and cash equivalents		**55.0**	70.0	83.1	75.8
Current financial investments		**107.3**	98.0	59.2	44.2
Cash and cash equivalents and financial investment	C	**162.3**	168.0	142.3	120.0
Net interest-bearing debt before adjustments	B1 = B-C	**93.3**	100.9	89.2	64.4
Other interest-bearing elements [1]		**10.8**	9.2	8.0	7.9
Marketing instruction adjustment [2]		**(1.7)**	(1.8)	(1.6)	(1.3)
Adjustment for project loan [3]		**(0.1)**	(0.1)	(0.1)	(0.2)
Net interest-bearing debt adjusted	B2	**102.3**	108.1	95.6	70.7
Normalisation for cash-build up before tax payment (50% of Tax Payment) [4]		**0.0**	5.9	0.0	0.0
Net interest-bearing debt adjusted	B3	**102.3**	114.0	95.6	70.7
Calculation of capital employed:					
Capital employed before adjustments to net interest-bearing debt	A+B1	**447.1**	462.4	470.4	430.4
Capital employed before normalisation for cash build up for tax payment	A+B2	**456.0**	469.7	476.7	436.8
Capital employed adjusted	A+B3	**456.0**	475.6	476.7	436.8
Calculated net debt to capital employed:					
Net debt to capital employed before adjustments	(B1) / (A+B1)	**20.9%**	21.8%	19.0%	15.0%
Net debt to capital employed before normalisation for tax payment	(B2) / (A+B2)	**22.4%**	23.0%	20.0%	16.2%
Net debt to capital employed adjusted	(B3) / (A+B3)	**22.4%**	24.0%	20.0%	16.2%

[1] Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring A.S. classified as current financial investments.

[2] Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.

[3] Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

[4] Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 11.8 billion and NOK 15.5 billion as of March 2015 and 2014, respectively.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2015 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**31.5**	13.3	13.1	5.1	0.1
Total revenues and other income	**(13.3)**	1.5	(13.7)	0.4	(1.5)
Changes in fair value of derivatives	**0.6**	(0.1)	0.0	0.8	0.0
Periodisation of inventory hedging effect	**0.2**	0.0	0.0	0.2	0.0
Over-/underlift	**0.0**	0.9	(0.9)	0.0	0.0
Other adjustments	**(0.4)**	0.8	0.0	(0.4)	(0.8)
Gain/loss on sale of assets	**(13.8)**	0.0	(12.2)	(0.1)	(1.5)
Provisions	**(0.7)**	0.0	(0.7)	0.0	0.0
Eliminations	**0.8**	0.0	0.0	0.0	0.8
Purchases [net of inventory variation]	**(0.8)**	0.0	0.0	(1.6)	0.8
Operational storage effects	**(0.8)**	0.0	0.0	(0.8)	0.0
Other adjustments	**0.0**	0.0	0.0	(0.8)	0.8
Operating expenses	**1.9**	0.0	0.8	1.0	0.0
Over-/underlift	**0.5**	(0.3)	0.8	0.0	0.0
Other adjustments	**0.8**	0.0	0.0	0.8	0.0
Provisions	**0.5**	0.3	0.0	0.3	0.0
Depreciation, amortisation and impairment	**3.5**	2.8	0.3	0.4	0.0
Impairment	**5.8**	2.8	2.7	0.4	0.0
Reversal of Impairment	**(2.2)**	0.0	(2.2)	0.0	0.0
Other adjustments	**(0.1)**	0.0	(0.1)	0.0	0.0
Exploration expenses	**(0.4)**	0.2	(0.6)	0.0	0.0
Impairment	**0.4**	0.0	0.4	0.0	0.0
Reversal of Impairment	**(1.0)**	0.0	(1.0)	0.0	0.0
Provisions	**0.2**	0.2	0.0	0.0	0.0
Sum of adjustments to net operating income	**(9.2)**	4.5	(13.2)	0.2	(0.8)
Adjusted earnings	**22.4**	17.9	(0.1)	5.3	(0.7)
Tax on adjusted earnings	**(15.2)**	(12.4)	(1.3)	(1.5)	0.1
Adjusted earnings after tax	**7.2**	5.5	(1.4)	3.7	(0.6)

Items impacting net operating income in the second quarter of 2014 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**32.0**	23.6	5.7	2.6	0.1
Sum of adjustments to net operating income	**0.3**	0.5	0.6	(0.1)	(0.7)
Adjusted earnings	**32.3**	24.1	6.3	2.4	(0.5)
Tax on adjusted earnings	**(22.4)**	(17.3)	(3.4)	(1.8)	0.1
Adjusted earnings after tax	**9.9**	6.7	2.9	0.7	(0.5)

Items impacting net operating income in the first half of 2015 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**5.9**	29.2	(34.5)	11.5	(0.2)
Total revenues and other income	**(12.2)**	2.7	(13.8)	0.9	(2.0)
Changes in fair value of derivatives	**3.0**	2.2	0.0	0.8	0.0
Periodisation of inventory hedging effect	**0.6**	0.0	0.0	0.6	0.0
Over-/underlift	**(1.2)**	(0.3)	(0.9)	0.0	0.0
Other adjustments	**(0.4)**	0.8	0.0	(0.4)	(0.8)
Gain/loss on sale of assets	**(14.3)**	0.0	(12.2)	(0.1)	(2.0)
Provisions	**(0.7)**	0.0	(0.7)	0.0	0.0
Eliminations	**0.7**	0.0	0.0	0.0	0.7
Purchases [net of inventory variation]	**(0.9)**	0.0	0.0	(1.7)	0.8
Operational storage effects	**(0.9)**	0.0	0.0	(0.9)	0.0
Other adjustments	**0.0**	0.0	0.0	(0.8)	0.8
Operating expenses	**3.3**	0.9	1.3	1.1	0.0
Over-/underlift	**1.7**	0.4	1.3	0.0	0.0
Other adjustments	**1.1**	0.3	0.0	0.8	0.0
Provisions	**0.5**	0.3	0.0	0.3	0.0
Depreciation, amortisation and impairment	**38.9**	3.9	34.7	0.4	0.0
Impairment	**41.2**	3.9	37.0	0.4	0.0
Reversal of impairment	**(2.2)**	0.0	(2.2)	0.0	0.0
Other adjustments	**(0.1)**	0.0	(0.1)	0.0	0.0
Exploration expenses	**10.2**	0.2	10.0	0.0	0.0
Impairment	**11.0**	0.0	11.0	0.0	0.0
Reversal of impairment	**(1.0)**	0.0	(1.0)	0.0	0.0
Provisions	**0.2**	0.2	0.0	0.0	0.0
Sum of adjustments to net operating income	**39.3**	7.6	32.2	0.7	(1.2)
Adjusted earnings	**45.2**	36.8	(2.3)	12.2	(1.5)
Tax on adjusted earnings	**(31.0)**	(25.7)	(2.1)	(3.6)	0.4
Adjusted earnings after tax	**14.2**	11.1	(4.4)	8.6	(1.1)

Items impacting net operating income in the first half of 2014 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**83.4**	57.6	14.0	11.6	0.3
Sum of adjustments to net operating income	**(5.1)**	0.7	(0.7)	(3.3)	(1.8)
Adjusted earnings	**78.3**	58.2	13.2	8.3	(1.5)
Tax on adjusted earnings	**(52.6)**	(42.5)	(6.4)	(4.2)	0.5
Adjusted earnings after tax	**25.7**	15.7	6.9	4.2	(1.0)

Adjusted earnings Marketing, Processing and Renewable Energy (MPR) break down

	Quarters		Change	Adjusted earnings break down		First half	
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change
1.9	2.1	1.8	6 %	Natural Gas Europe	4.0	4.6	(13 %)
0.1	1.4	(0.2)	>(100%)	Natural Gas US	1.5	1.2	25 %
1.6	1.5	0.2	>100%	Liquids	3.1	1.3	>100%
1.7	1.8	0.6	>100%	Other	3.6	1.2	>100%
5.3	6.9	2.4	>100%	Adjusted earnings MPR	12.2	8.3	47 %

Reconciliation of adjusted earnings after tax to net income

Quarters		Reconciliation of adjusted earnings after tax to net income			First half	
Q2 2015	Q2 2014	(in NOK billion)		2015	2014	
31.5	32.0	Net operating income (NOI)	A	5.9	83.4	
15.4	22.6	Tax on NOI	B	30.2	51.0	
16.1	9.4	NOI after tax	C = A-B	(24.3)	32.4	
(9.2)	0.3	Adjustments	D	39.3	(5.1)	
(0.3)	(0.2)	Tax on adjustments[1]	E	0.8	1.6	
7.2	9.9	Adjusted earnings after tax	F = C+D-E	14.2	25.7	
(7.3)	1.2	Net financial items	G	(5.9)	1.9	
(1.2)	(1.4)	Tax on net financial items	H	(4.8)	(1.3)	
10.1	12.0	Net income	I = C+G-H	(25.4)	35.7	

[1]   Tax adjustments in the second quarter of 2014 includes the tax effect of NOK 0.3 billion related to tax exposure items not related to the individual reporting period.

Dividend payment mechanism

Statoil announce the second quarter dividend in both USD and NOK, based on the effective exchange rate. The dividend for the second quarter of 2015 is declared in USD in order to achieve exact NOK 1.80, using the official USD/NOK fixing rate from Norges Bank on 27 July 2015.

From and including the third quarter of 2015, dividend is declared in USD, the NOK dividend will be calculated and communicated four business days after the record date for Oslo Børs shareholders. The NOK dividend will be based on average USD/NOK fixing rates from Norges Bank in the period plus/minus three business days from record date, in total seven business days.

Record date is the date on which the company finalises the list of investors who qualify as "shareholders of record". Investors listed as shareholders of record will receive the dividend payment. On Oslo Børs record date is ex-date plus one business day. On NYSE record date is ex-date plus two business days.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programs, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
3. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
6. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.
7. The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
8. The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.
9. The internal transfer price paid from MPR to DPN.
10. Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, Taxes paid, Capital expenditures and investments, (Increase) decrease in other non-current items, Proceeds from sale of assets and businesses, and Dividend paid.